DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 www.dlapiper.com

VIA UPS OVERNIGHT	ROBERT BERGDOLT robert.bergdotl@dlapiper.com T (919) 786-2002 F (919) 786-2202

August 15, 2006

Jennifer Gowetski, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	Institutional REIT, Inc.
Registration Statement on Form S-11
Filed on August 3, 2006
File No. 333-136273

Dear Ms. Gowetski:

On August 3, 2006, Institutional REIT, Inc. filed its initial registration statement on Form S-11. On August 11, 2006 we learned that the staff of the Securities and Exchange Commission (“SEC Staff”) would be conducting a full review of this registration statement on Form S-11 and that you would be our legal examiner. As the August 3, 2006 filing was Institutional REIT’s initial Form S-11 filing, we would like to confirm the following:

(1) Dividend reinvestment plan: Institutional REIT’s registration includes shares of common stock pursuant to our dividend reinvestment plan (“DRIP”). These DRIP shares will be available to both investors who participate in Institutional REIT’s primary offering and those persons who become shareholders other than by participating in Institutional REIT’s primary offering. Based on these facts, we intend to distribute the same prospectus to both primary offering investors and all DRIP investors, regardless of whether they participated in this primary offering. Institutional REIT intends to keep this prospectus updated and will distribute this prospectus so long as offers and sales are being made under the DRIP.

(2) Share Redemption Plan: Institutional REIT understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no action letters. Further, in the very near term, we intend to submit a Regulation M exemption application for this share redemption plan to the SEC’s Division of Market Regulation.

Jennifer Gowetski, Attorney-Advisor

August 15, 2006

(3) Graphics: Prior to first use, Institutional REIT will provide the SEC Staff with supplemental copies of any graphics, maps, photographs, and related captions or other artwork including logos that Institutional REIT intends to use in this preliminary prospectus. Currently, Institutional REIT has not prepared such graphics. We will provide these materials when they are available.

(4) Sales literature: Pursuant to Item 19 of Industry Guide 5, Institutional REIT will provide you with any promotional materials and sales literature, including those materials to be used only by broker-dealers. Currently, Institutional REIT has not yet prepared such materials. We will provide these materials when they are available.

(5) Exhibits: Institutional REIT intends to file all remaining exhibits, including our legal and tax opinions of counsel, in a forthcoming amendment to this registration statement. Institutional REIT recognizes that the SEC Staff will need adequate time to review the exhibits once filed and may have further comment.

As counsel to Institutional REIT, we greatly appreciate the SEC Staff’s assistance in processing this filing. If I can be of any assistance, please feel free to contact me at (919) 786-2002.

Sincerely,

/s/ Robert Bergdolt
Robert Bergdolt
DLA Piper Rudnick Gray Cary US LLP